



05069845

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _________

Commission File Number 1-14094

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, Michigan 48034-6112

REQUIRED INFORMATION

The Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan

Date: October 18, 2005

By: [signature]

Meadowbrook, Inc.
as Plan Sponsor
Name: Robert S. Cubbin
Title: President

MEADOWBROOK INSURANCE GROUP, INC. 401(K) PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
99.1	Financial Statements	5

Exhibit 99.1

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500.**

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2004

This Form is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2004 or fiscal plan year beginning , and ending ,

A This return/report is for: (1) ☐ a multiemployer plan; (2) ☒ a single-employer plan (other than a multiple-employer plan); (3) ☐ a multiple-employer plan; or (4) ☐ a DFE (specify) ____

B This return/report is: (1) ☐ the first return/report filed for the plan; (2) ☐ an amended return/report; (3) ☐ the final return/report filed for the plan; (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ ☒

Part II Basic Plan Information — enter all requested information.

1a Name of plan
MEADOWBROOK, INC. 401K PROFIT SHARING PLAN

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.) 07/01/1984

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
MEADOWBROOK, INC.
26255 AMERICAN DRIVE
SOUTHFIELD MI 48034-6112

2b Employer Identification Number (EIN) 38-1798156

2c Sponsor's telephone number 248-358-1100

2d Business code (see instructions) 524210

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE Rick Wagner — Signature of plan administrator — Date 10/14/05 — Rick Wagner — Type or print name of individual signing as plan administrator

SIGN HERE Rick Wagner — Signature of employer/plan sponsor/DFE — Date 10/14/05 — RICK WAGNER — Type or print name of individual signing as employer, plan sponsor or DFE



Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")	3b Administrator's EIN
SAME	3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:	b EIN
a Sponsor's name	c PN

5 Preparer information (optional) a Name (including firm name, if applicable) and address	b EIN
GORDON ADVISORS, P.C.	38-2656556
1301 W. LONG LAKE RD., STE. 200	c Telephone number
TROY MI 48098-6319	248-952-0200

Line	Description		Value
6	Total number of participants at the beginning of the plan year	6	797
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	7a	597
b	Retired or separated participants receiving benefits	7b	0
c	Other retired or separated participants entitled to future benefits	7c	132
d	Subtotal. Add lines **7a, 7b,** and **7c**	7d	729
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	3
f	Total. Add lines **7d** and **7e**	7f	732
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	569
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	0
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	31

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2J 2K 2G 2E 3E

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)	9b Plan benefit arrangement (check all that apply)
(1) [ ] Insurance	(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts	(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust	(3) [X] Trust
(4) [ ] General assets of the sponsor	(4) [ ] General assets of the sponsor



Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1)	[X]		R	(Retirement Plan Information)
(2)	[X]	1	T	(Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year ▶ ______

(3)	[ ]		B	(Actuarial Information)
(4)	[ ]		E	(ESOP Annual Information)
(5)	[X]		SSA	(Separated Vested Participant Information)

b Financial Schedules

(1)	[X]		H	(Financial Information)
(2)	[ ]		I	(Financial Information -- Small Plan)
(3)	[ ]	____	A	(Insurance Information)
(4)	[ ]		C	(Service Provider Information)
(5)	[X]		D	(DFE/Participating Plan Information)
(6)	[ ]		G	(Financial Transaction Schedules)
(7)	[X]	1	P	(Trust Fiduciary Information)



SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar plan year 2004 or fiscal plan year beginning , and ending ,

A Name of plan or DFE
MEADOWBROOK, INC. 401K PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
MEADOWBROOK, INC.

D Employer Identification Number
38-1798156

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE ML RETIREMENT PRESERVATION TRUST

(b) Name of sponsor of entity listed in (a) MERRILL LYNCH BANK, USA

(c) EIN-PN 22-6484001-001 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2810665

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)



SCHEDULE H (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

Official Use Only
OMB No. 1210-0110
2004
This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan
MEADOWBROOK, INC. 401K PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
MEADOWBROOK, INC.

D Employer Identification Number
38-1798156

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, and 1i. CCTs, PSAs, and 103-12 IEs also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a		
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)	33991	60259
(2) Participant contributions	b(2)		74403
(3) Other	b(3)	9403	6210
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)	2297045	2810665
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	524667	568303
(9) Value of interest in common/collective trusts	c(9)	0	0
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	15861601	19398754
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		



Official Use Only

			(a) Beginning of Year	(b) End of Year
1d	Employer-related investments:			
	(1) Employer securities	d(1)	530813	666921
	(2) Employer real property	d(2)		
e	Buildings and other property used in plan operation	e		
f	Total assets (add all amounts in lines 1a through 1e)	f	19257520	23585515
	Liabilities			
g	Benefit claims payable	g		
h	Operating payables	h		
i	Acquisition indebtedness	i		
j	Other liabilities	j		
k	Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
	Net Assets			
l	Net assets (subtract line 1k from line 1f)	l	19257520	23585515

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

	Income		(a) Amount	(b) Total
a	**Contributions:**			
	(1) Received or receivable in cash from: (A) Employers	a(1)(A)	612730	
	(B) Participants	a(1)(B)	2351641	
	(C) Others (including rollovers)	a(1)(C)	191541	
	(2) Noncash contributions	a(2)		
	(3) Total contributions. Add lines **2a(1)(A), (B), (C),** and line **2a(2)**	a(3)		3155912
b	**Earnings on investments:**			
	(1) Interest:			
	(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)	92922	
	(B) U.S. Government securities	b(1)(B)		
	(C) Corporate debt instruments:	b(1)(C)		
	(D) Loans (other than to participants)	b(1)(D)		
	(E) Participant loans	b(1)(E)	28863	
	(F) Other	b(1)(F)		
	(G) Total interest. Add lines **2b(1)(A)** through **(F)**	b(1)(G)		121785
	(2) Dividends: (A) Preferred stock	b(2)(A)		
	(B) Common stock	b(2)(B)		
	(C) Total dividends. Add lines **2b(2)(A)** and **(B)**	b(2)(C)		0
	(3) Rents	b(3)		
	(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)	266348	
	(B) Aggregate carrying amount (see instructions)	b(4)(B)	254997	
	(C) Subtract line **2b(4)(B)** from line **2b(4)(A)** and enter result	b(4)(C)		11351



Official Use Only

			(a) Amount	(b) Total
2b	(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
	(B) Other	b(5)(B)	72256	
	(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		72256
	(6) Net investment gain (loss) from common/collective trusts	b(6)		0
	(7) Net investment gain (loss) from pooled separate accounts	b(7)		
	(8) Net investment gain (loss) from master trust investment accounts	b(8)		
	(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
	(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		1977563
c	Other income	c		2768
d	Total income. Add all **income** amounts in column (b) and enter total	d		5341635
	Expenses			
e	Benefit payment and payments to provide benefits:			
	(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	969175	
	(2) To insurance carriers for the provision of benefits	e(2)		
	(3) Other	e(3)		
	(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		969175
f	Corrective distributions (see instructions)	f		7277
g	Certain deemed distributions of participant loans (see instructions)	g		34338
h	Interest expense	h		
i	Administrative expenses: (1) Professional fees	i(1)		
	(2) Contract administrator fees	i(2)		
	(3) Investment advisory and management fees	i(3)		
	(4) Other	i(4)	2850	
	(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		2850
j	Total expenses. Add all **expense** amounts in column (b) and enter total	j		1013640
	Net Income and Reconciliation			
k	Net income (loss) (subtract line 2j from line 2d)	k		4327995
l	Transfers of assets			
	(1) To this plan	l(1)		
	(2) From this plan	l(2)		

Part III Accountant's Opinion

3 Complete lines 3a through 3c if the opinion of an independent qualified public accountant is attached to this Form 5500. Complete line 3d if an opinion is not attached.

a The attached opinion of an independent qualified public accountant for this plan is (see instructions):

(1) ☒ Unqualified (2) ☐ Qualified (3) ☐ Disclaimer (4) ☐ Adverse

b Did the accountant perform a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 103-12(d)? ☐ Yes ☒ No

c Enter the name and EIN of the accountant (or accounting firm) ▶ 38-2656556

GORDON ADVISORS, PC

d The opinion of an independent qualified public accountant is **not attached** because:

(1) ☐ this form is filed for a CCT, PSA or MTIA. (2) ☐ it will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.



Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (see instructions and DOL's Voluntary Fiduciary Correction Program)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a. Attach Schedule G (Form 5500) Part III if "Yes" is checked on line 4d.)	d		X	
e Was this plan covered by a fidelity bond?	e	X		500000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount** ______

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)



SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For trust calendar year 2004 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

MERRILL LYNCH TRUST COMPANY, FSB

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

1300 MERRILL LYNCH DRIVE

c City or town, state, and ZIP code

PENNINGTON NJ 08534-0000

2a Name of trust
MEADOWBROOK, INC. 401K PROFIT SHARING PLAN

b Trust's employer identification number

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? . . . . . . ☒ **Yes** ☐ **No**

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ . . . . . . ▶ 38-1798156

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE **Signature of fiduciary** ▶ Kirk Wagner **Date** ▶ 10/14/05



Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan
MEADOWBROOK, INC. 401K PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
MEADOWBROOK, INC.

D Employer Identification Number
38-1798156

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . **1** $

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 22-3513863 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . . ▶ Month______Day______Year______

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . . **6a** $

b Enter the amount contributed by the employer to the plan for this plan year . . . . . **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . . **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . . . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) . . . . . ☐ Yes ☐ No



SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 unless box 1 is checked.**

Official Use Only

OMB No. 1210-0110

2004

This Form is NOT Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan MEADOWBROOK, INC. 401K PROFIT SHARING PLAN	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 MEADOWBROOK, INC.	**D** Employer Identification Number 38-1798156

1 ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE **Signature of plan administrator** ▶ Rick Wagner

Phone number of plan administrator ▶ 800-482-2726 Date ▶ 10/14/05



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	014560955	ANU	R	SUNDRAM	A	A	
A	121500519	CONSTANCE	R	ADKINS	A	A	
A	122363420	CLIFFORD	W	MONDELLO	A	A	
A	154366638	MICHAEL	E	CASCONE	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			52993.07		
A			94243.97		
A			48083.70		
A			123282.46		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A – has not previously been reported.

Code B – has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C – has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D – has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan – periodic payment
A	199521729	NELLIE	G	HAYES	A	A	
D	514480778	JAMES		SWEARINGEN			
A	287408612	MICHAEL	C	RINEHART	A	A	
A	298606665	CAROLYN	J	SCHAEFFER	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit – Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			25843.57		
D					
A			16947.25		
A			60340.05		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	306568721	MARK	E	HOMRICH	A	A	
D	363901749	DAWN	M	SHIPE			
A	368700864	KENNETH	B	RICE	A	A	
A	378747575	EILEEN	C	EHRLICH	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			21816.90		
D					
A			9.20		
A			46346.56		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	379541623	LYNN	S	ALLEN	A	A	
A	379626501	DONNA	M	PIASECKI	A	A	
A	380621350	CYNTHIA	L	HILL	A	A	
A	380640507	CATHERINE	S	RUNDEL	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			163330.37		
A			13947.37		
A			3046.01		
A			25002.44		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	381502625	CARMEN		BONNICI	A	A	
A	385841034	ROBERT	M	GRIFFITHS	A	A	
A	416640014	JOHN	J	STRICKLAND	A	A	
D	423660425	CONSTANCE	G	STINNETTE			

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			19895.76		
A			39757.06		
A			116.53		
D					



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	425928151	JESSIE	F	BURNETTE	A	A	
D	471929143	LORI	K	BUSCHENA			
A	473807627	MATTHEW	P	GOLDERHUS	A	A	
D	477783780	DEBORAH	K	ROACH			

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			116.97		
D					
A			9920.68		
D					



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	483606006	SUE	E	DAHLHAUSER	A	A	
A	492549634	FELICIA	E	THORNHILL	A	A	
A	499585869	LINDA	D	PARKS	A	A	
A	522707770	SUE	K	FISHER	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit				
	Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			30648.96		
A			5.03		
A			24.77		
A			45180.79		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A – has not previously been reported.

Code B – has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C – has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D – has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
		Name of Participant			Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	547856839	MARIA		RITZ	A	A	
A	553853476	LESVIA	M	NANEZ	A	A	
A	561276017	LAUREN	M	CROW	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit – Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			16262.47		
A			19950.24		
A			15353.28		



Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan MEADOWBROOK, INC. 401K PROFIT SHARING PLAN	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 MEADOWBROOK, INC.	**D Employer Identification Number** 38-1798156

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b Employer identification number**

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ______________.

b The number of such QSLOBs that have employees benefiting under this plan is ______________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? ... ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).



Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month 01 Day 01 Year 2004

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☒ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☒ No

c Complete the following:

(1)	Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	c(1)	778
(2)	Number of excludable employees as defined in IRS regulations (see instructions)	c(2)	43
(3)	Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	c(3)	735
(4)	Number of nonexcludable employees (line 4c(3)) who are HCEs	c(4)	59
(5)	Number of nonexcludable employees (line 4c(3)) who benefit under the plan	c(5)	640
(6)	Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	c(6)	59

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ ______ **d** 85.9 %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)	401(M)	85.9	
(2)	NONELECTIVE		B
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): **(1)** ☒ the ratio percentage test **(2)** ☐ average benefit test



46345

Form **5558** (Rev. August 2004) Department of the Treasury Internal Revenue Service

Application for Extension of Time To File Certain Employee Plan Returns

▶ For Paperwork Reduction Act Notice, see instructions on back.

OMB No. 1545-0212

File With IRS Only

File before the normal due date of the Form 5500, 5500-EZ, or 5330 (see instructions)

Name of filer, plan administrator, or plan sponsor (see instructions)
MEADOWBROOK, INC.

Number, street, and room or suite no. (If a P.O. box, see instructions)
26600 TELEGRAPH ROAD

City or town, state, and ZIP code
SOUTHFIELD MI 48034

Filer's Identifying Number- Check applicable box and enter number (see instructions).

[X] Employer identification number (EIN). Filers checking box 1a must enter an EIN. All other filers, see **Specific Instructions.**
▶ 38-1798156 **OR**

[ ] Social security number (see **Specific Instructions**)
▶

1 I request an extension of time until 10/17/05 (month day year) to file (check appropriate box(es)).

a [X] Form 5500 or 5500-EZ **(no more than 2 1/2 months).**
The application **is automatically approved** to the date shown on line 1 (above) if: **(1)** box 1a is checked, **(2)** the Form 5558 is signed and filed on or before the normal due date of Form 5500 or 5500-EZ for which this extension is requested, and **(3)** the date on line 1 is no more than 2 1/2 months after the normal due date.
You must attach a copy of this Form 5558 to each Form 5500 and 5500-EZ filed after the due date for the plans listed below.

b [ ] Form 5330 **(no more than 6 months).** Enter Code section(s) imposing the tax ________ . Payment amount attached is $________(see instructions).

2 Complete the following for the plan(s) covered by this application (see instructions):

Plan name/filer	Type of plan (check) Pension	Welfare	Fringe	Plan number	Plan year ending Month Day Year
MEADOWBROOK, INC. 401K PROFIT SHARING PLAN	X			001	12/31/04

3a State in detail why you need the extension (if line 1b is checked) ________

b For excise tax under section 4980 or 4980F of the Code, enter the reversion/amendment date. ________

Under penalties of perjury, I declare that to the best of my knowledge and belief the statements made on this form are true, correct, and complete, and that I am authorized to prepare this application.

Signature ▶ Amy C Johnson CPA Date ▶ 7-28-05

Notice to Applicant

To Be Completed by the IRS if line 1b is checked ●

To Be Completed by the IRS if Line 1b Is Checked

[ ] This application for extension to file Form 5330 **IS** approved to the date shown on line 1, if line 1b is checked. **(You must attach an approved copy of this form to each Form 5330 that was granted an extension.)**

[ ] The date entered on line 1 is more than the 6-month maximum time allowed for Form 5330. This application is approved to .... **(You must attach an approved copy of this form to each Form 5330 that was granted an extension.)**

[ ] The application for an extension for Form 5330 **is not** approved, because it was filed after the normal due date of the return. **(A 10-day grace period is not granted.)**

[ ] This application for an extension for Form 5330 **is not** approved, because
[ ] The application was not signed.
[ ] No reason was given on this application or the reason was not acceptable.
[ ] No payment was attached for the tax due on Form 5330.
[ ] Other ▶ ....

A 10-day grace period is granted from the date shown below or the due date of the return, whichever is later.
(You must attach a copy of this form to each return you file that is granted a grace period.)

________ (Date) ________ (Director) By: ________

Applicants for extension of Form 5330: Complete if you want this Form 5558 returned to an address other than the address shown above.

Please Print or Type

Name

Number, street, and room or suite no. (If a P.O. box, see instructions.)

City or town, state, and ZIP code

5D mailed 7-29-05

MEADOWBROOK, INC. 401(k)
PROFIT SHARING PLAN

FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

MEADOWBROOK, INC. 401(k)
PROFIT SHARING PLAN

I N D E X

SUPPLEMENTAL INFORMATION


GORDON
Advisors, P.C.
certified public accountants

1301 W. Long Lake Rd., Ste. 200
Troy, MI 48098-6319
t 248.952.0200 · f 248.952.0290

To the Trustees of
Meadowbrook, Inc. 401(k) Profit Sharing Plan
26255 American Drive
Southfield, Michigan 48034-6112

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of net assets available for benefits of Meadowbrook, Inc. 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Meadowbrook, Inc. 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) referred to as "supplemental information", is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Gordon Advisors, P.C.

September 14, 2005
Troy, Michigan

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS

	December 31, 2004	December 31, 2003
INVESTMENTS: - at fair value		
Registered investment company stock	$ 19,398,754	$ 15,861,601
Meadowbrook Insurance Group Inc. Common Stock	666,921	530,813
Participant loans	568,303	524,667
TOTAL INVESTMENTS	20,065,675	16,392,414
RECEIVABLES:		
Accrued interest and dividends	6,210	9,403
Employee contribution	74,403	0
Sponsor's contribution	60,259	33,991
TOTAL RECEIVABLES	140,872	43,394
CASH AND CASH EQUIVALENTS	2,810,665	2,297,045
NET ASSETS AVAILABLE FOR BENEFITS	$ 23,585,515	$ 19,257,520

See Independent Auditors' Report and Accompanying Footnotes.

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,	
	2004	2003
ADDITIONS -		
Additions to net assets attributed to:		
Investment income:		
Interest and dividends	$ 573,994	$ 198,331
Net appreciation in fair value of investments	1,586,305	3,278,785
Interest on participant loans	25,424	32,143
	2,185,723	3,509,259
Contributions:		
Employer	612,730	502,100
Participants	2,351,641	1,979,625
Participant rollovers	191,541	237,949
	3,155,912	2,719,674
DEDUCTIONS -		
Deductions from net assets attributed to:		
Benefits paid to participants	1,013,640	1,426,106
Net increase	4,327,995	4,802,827
NET ASSETS AVAILABLE FOR BENEFITS AT:		
Beginning of year	19,257,520	14,454,693
End of year	$ 23,585,515	$ 19,257,520

See Independent Auditors' Report and Accompanying Footnotes.

NOTE:

1. DESCRIPTION OF PLAN

The following description of the Meadowbrook, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering the employees of Meadowbrook, Inc. (the Company). All employees with six (6) months of service and who have reached the age of twenty and one half (20½) or older may enter the plan relative to their pre-tax contribution and relative to profit sharing contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – 401(k) - Participants may make salary reduction contributions up to 75 percent of their compensation as defined by the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan. In 2004 and 2003 the Company contributed 40 percent of the first 6 percent of compensation that a participant contributed to the Plan, subject to certain limitations.

Contributions – Profit Sharing - The Company may contribute to the Plan out of its current or accumulated net profit as determined by the Company's Board of Directors.

Funding Policy - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings, and is charged with certain administrative fees.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions, their share of Company contributions, and earnings arising from participation in the Plan.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions into any of approximately forty investment options. Participants may change their investment options on a daily basis.

Payment of Benefits - On termination of service, a participant may under certain circumstances, elect a joint or survivor annuity or choose from several other alternate methods of payment including a lump sum distribution.

NOTE:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are maintained on the accrual basis.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price at year-end. Participant notes receivable are valued at cost which approximates fair value.

Payment of Benefits - Benefits are recorded when paid.

Risks and Uncertainties – The Plan provides for various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and amounts reported in the statement of net assets available for benefits.

3. INVESTMENTS

The following presents investments at December 31, 2004 and 2003 that represent 5% or more of the Plan's net assets.

	2004	2003
Mass Investors Trust	$ 2,240,519	$ 1,925,643
MFS – Emerging Growth Fund A	1,632,386	1,463,620
The Oakmark Equity & Income Fund Class II	1,258,270	1,149,320
ML – Basic Value Fund A	2,207,866	1,932,443
ML – Bond Fund – Intermediate Por A	1,015,354	1,001,922
ML – Fundamental Growth Fund A	1,177,462	1,059,434
ML – Retirement Reserves	2,810,665	2,297,045

NOTE:

4. LOANS TO PARTICIPANTS

Loans to participants are secured by the participant's account and shall not exceed 50 percent of the participant's account. In no event shall the amount of any loan to a participant exceed $50,000. The loans must bear a reasonable rate of interest.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan holds common stock of Meadowbrook, Inc. in the Plan. Meadowbrook, Inc. is the Plan Sponsor, and therefore these transactions qualify as party-in-interest.

The Company paid all administrative fees with respect to the Plan during the years ended December 31, 2004 and 2003.

7. BENEFITS PAYABLE

At December 31, 2004 and 2003, the net assets available for plan benefits included accounts of terminated participants of $5,395,131 and $3,814,859, respectively.

8. TAX STATUS

The Plan has adopted the Merrill Lynch Special Prototype Defined Contribution Plan and Trust which has received an Internal Revenue Service letter dated June 4, 2002 informing them that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

MEADOWBROOK, INC. 401 (k)
PROFIT SHARING PLAN

SUPPLEMENTAL INFORMATION
DECEMBER 31, 2004 AND 2003

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
EIN 38-2645138, PN 333
Schedule H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
	AIM	AIM - Interim Government Fund Class A	$ 166,524
	AIM	AIM - Interm Govt Fund Class A - GM	239,050
	Alger	Alger Capital Appprctn Ptf Class A	157,751
	Alger	Alger Midcap Growth Instl Port	324,345
	Alger	Alger Midcap Growth Instl Port - GM	112,037
	Alliance	Allianceber Technology A	239,596
	Davis	Davis NY Venture Fund Class A	499,711
	Davis	Davis Series Financial Fund Class A	104,315
	Davis	Davis Series Income Real Estate Fund A	222,766
	EV	EV Worldwide Health Sciences	724,232
	GAM	GAM International Fund Class A	15,397
	Lord Abbett	Lord Abett Mid Cap Value Class P	892,734
	Lord Abbett	Lord Abbett Mid Cap Value Class P - GM	159,623
	MFS	MFS Emerging Growth Fund Class A	1,632,386
	MFS	MFS Utilities Fund Class A	97,683
	MFS	Mass. Investors Trust	2,240,519
	Oppenheimer	Oppenheimer Global Fund	495,233
	Phoenix-Seneca	Phoenix-Seneca Growth Fund Class A	49,458
	Seligman	Seligman Frontier Fund Class A	28,455
	Seligman	Seligman Frontier Fund Class A - GM	64,977
	Seligman	Seligman High Income Fund	44,090
	State Street	State Street Aurora Fund	933,250
	State Street	State Street Aurora Fund - GM	90,262
	The Oakman	The Oakman Equity & Income Fund Class II	1,258,270
	The Oakman	The Oakman International Fund Class II	977,944
	The Oakman	The Oakman Fund Class II	141,356
	The Oakman	The Oakman International Fund Class II - GM	481,333
*	Merrill Lynch	ML - Balanced Capital Fund Class D	325,527
*	Merrill Lynch	ML - Basic Value Fund Class A	2,207,866
*	Merrill Lynch	ML - Basic Value Fund Class A - GM	450,728
*	Merrill Lynch	ML - BD Inter Term Class A	322,040
*	Merrill Lynch	ML - BD Inter Term Por A	1,015,354
*	Merrill Lynch	ML - Eurofund Class A	8,582
*	Merrill Lynch	ML - Global Allocation Fund Class A	409,074
*	Merrill Lynch	ML - Fundamental Growth Fund A	1,177,462
*	Merrill Lynch	ML - Fundamental Growth Fund A - GM	356,189
		SUBTOTAL	$ 18,666,119

* Identifies party - in - interest

See Independent Auditors' Report.

MEADOWBROOK, INC. 401(k) PROFIT SHARING PLAN
EIN 38-2645138, PN 333
Schedule H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
		SUBTOTAL (continued from previous page)	$ 18,666,119
*	Merrill Lynch	ML - S&P 500 Index Fund Class I	374,019
*	Merrill Lynch	ML - Small Cap Index Fund Class I	162,475
*	Merrill Lynch	ML - Pacific Fund Class A	34,638
*	Merrill Lynch	ML - Small Cap Value Fund Class A	161,503
	Common Stock	Meadowbrook Insurance Group, Inc.	666,921
	Money Market	MI - Retirement Reserves	2,810,665
		Participant Loans (5.00% - 10.50%)	568,303
		TOTAL	$ 22,876,340

* Identifies party - in - interest

See Independent Auditors' Report.